SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.  20549

                                        FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 (FEE REQUIRED)
       For the fiscal year ended:     December 31, 1998

                                          OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
       For the transition period from ________________ to _____________


Commission File Number 1-4471

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

       XEROX CORPORATION PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Xerox Corporation
                       P.O. Box 1600
                       Stamford, Connecticut  06904-1600




  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administer the plan have duly caused this actual report to be signed on its behalf by the undersigned who thereunto duly authorized.

XEROX CORPORATION PROFIT SHARING AND SAVINGS PLAN

Patricia M. Nazemetz
Plan Administrator

Stamford, Connecticut
Dated June 28, 1999








XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Financial Statements and Schedule

December 31, 1998 and 1997
and November 30, 1997

(With Independent Auditors' Report Thereon)


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
With Fund Information

December 31, 1998

(In thousands)

                                Fund Information
                                           Small     Balanced Fund
                International             Company
                    Stock     U.S. Stock    Stock     Fifty/    More
                    Fund         Fund       Fund      Fifty     Bonds

Assets:
  Investment in
Master Trust     $  175,891    404,740    189,184    43,879      19,615
  Participant notes
Receivable             -          -          -          -          -
  Employer
Contributions
receivable            2,402      7,629      3,095       871         376

  Total assets      178,293    412,369    192,279    44,750      19,991

  Due from (to)
other funds            (149)      (343)      (160)      (37)        (17)

  Net assets available
for plan
benefits        $   178,144    412,026    192,119    44,713       19,974

The accompanying notes are an integral part of the financial statements.


              Enhanced             Xerox
   More         Bond    Income     Stock   Marketplace   Employee
  Stocks        Fund     Fund       Fund      Window     Loan Fund   Total

1,102,063     18,803   692,898    590,564    18,706         -    3,256,343

    -            -        -          -          -         80,030    80,030

  13,575         193     3,179     10,190       353         -       41,863

1,115,638     18,996   696,077    600,754    19,059       80,030 3,378,236

     (935)       (16)     (588)      (501)      (16)       2,762       -

1,114,703     18,980   695,489    600,253    19,043       82,792 3,378,236


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
With Fund Information

December 31, 1997

(In thousands)

                                      Fund Information
                                                   Small
                 International                    Company
                     Stock       U.S. Stock        Stock          Balanced
                     Fund          Fund             Fund             Fund

Assets:
  Investment in
Master Trust    $   165,404       245,872         201,086          937,212
  Participant
notes receivable        -             -               -                 -
  Employer
Contributions
Receivable            5,212        11,919           7,494           23,598

  Total assets      170,616       257,791         208,580          960,810

Liabilities:
  Accrued expenses
and other
liabilities             302           184             263              891

  Due from (to)
other funds          (5,850)          769          (2,027)           (135)

  Due from (to)
other plans             -               7               6               77

  Net assets available
for plan benefits $ 164,464       258,383         206,296          959,861

The accompanying notes are an integral part of the financial statements.


                               Xerox
               Income          Stock         Employee
                Fund            Fund         Loan Fund          Total

              635,612         311,118             -           2,496,304

                  -               -            66,182            66,182

                6,748          13,249             -              68,220

              642,360         324,367          66,182         2,630,706

                  486              18             -               2,144

                  975           6,268             -                 -

                   37             290             -                 417

              642,886         330,907          66,182         2,628,979


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
With Fund Information

Year ended December 31, 1998

(In thousands)

                                   Fund Information
                                           Small     Balanced Fund
                International             Company
                    Stock     U.S. Stock    Stock     Fifty/    More
                    Fund         Fund       Fund      Fifty     Bonds

Contributions:
  Employer     $     2,402       7,629       3,095       871       376
  Employees' -
    Voluntary       11,839      21,938      15,336       141        67
  Rollovers from
    external plans   1,310       3,985       1,419       183       119
  Rollovers from
    internal plans   5,297      13,781       7,133     2,659       750
Total contributions 20,848      47,333      26,983     3,854     1,312
Net income (loss) from
 Master Trust
 investments, net of
 administrative
 expenses           24,155      82,037      (9,065)    2,841     1,201

Interest income on
 participant
 notes receivable     -            -           -         -          -

Total               45,003     129,370      17,918     6,695     2,513

Benefit payments    (6,940)    (14,249)     (6,787)     (428)   (1,232)
Transfers
 among funds       (24,617)     38,371     (25,537)   38,446    18,693
Transfer
 between plans         234         151         229       -          -

Net increase
 (decrease) in
 net assets available
 for plan benefits  13,680     153,643     (14,177)   44,713    19,974

Net assets available
 for plan benefits
Beginning of year  164,464     258,383     206,296       -          -

End of year     $  178,144     412,026     192,119     44,713   19,974

The accompanying notes are an integral part of the financial statements.


              Enhanced             Xerox
   More         Bond    Income     Stock   Marketplace   Employee
  Stocks        Fund     Fund       Fund      Window     Loan Fund   Total

  13,575         193     3,179     10,190       353          -      41,863

  40,013          64    20,323     23,493        55          -     133,269

   7,473         508    14,785      2,944       119          -      32,845

  83,404         551    65,748      5,559       255          -     185,137

 144,465       1,316   104,035     42,186       782          -     393,114

 161,361         229    43,553    209,986     1,239          -     517,537

    -            -         -          -         -          6,180     6,180

 305,826       1,545   147,588    252,172     2,021        6,180   916,831

 (57,189)       (527)  (68,257)   (16,824)     (336)         -   (172,769)

 (95,701)     17,962   (28,692)    33,339    17,358       10,378      -

   1,906         -       1,964        659       -             52     5,195

 154,842      18,980    52,603    269,346     19,043      16,610   749,257

 959,861         -     642,886    330,907       -         66,182 2,628,979

1,114,703     18,980   695,489    600,253     19,043      82,792 3,378,236


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
With Fund Information

For the one month period ending December 31, 1997

(In thousands)

                                 Fund Information
                                                   Small
                 International                    Company
                     Stock       U.S. Stock        Stock          Balanced
                     Fund          Fund             Fund             Fund

Contributions:
  Employees' -
voluntary        $      630        1,080              826            2,053
  Employer            5,215       11,920            7,493           23,645

Total
Contributions         5,845       13,000            8,319           25,698

Net income from
Master Trust
investments, net of
administrative
expenses              3,493        4,313           (1,621)          10,592

Interest income on
Participant
notes receivable       -             -                -                -
Total                 9,338       17,313            6,698           36,290

Benefit payments       (377)        (413)            (359)         (2,104)
Transfers among funds(5,699)         975           (1,854)            298
Transfer between
plans                   -              7                6              77

Net increase
(decrease)
in net assets
available
for plan benefits     3,262       17,882            4,491           34,561

Net assets available
for plan
benefits:
  Beginning of
  Period            161,202      240,501          201,805          925,300

  End of year     $ 164,464      258,383          206,296          959,861

The accompanying notes are an integral part of the financial statements.


                               Xerox
               Income          Stock         Employee
                Fund            Fund         Loan Fund          Total

               1,118           1,138            -                6,845

               6,773          13,174            -               68,220

               7,891          14,312            -               75,065

               4,094         (15,103)           -                5,768

                -               -                455               455

              11,985            (791)            455            81,288

              (2,783)           (812)           -               (6,848)

               1,235           6,232          (1,187)              -

                  37             290            -                  417

              10,474           4,919            (732)           74,857

             632,412         325,988          66,914         2,554,122

             642,886         330,907          66,182         2,628,979


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits With Fund Information

Year ended November 30, 1997

(In thousands)

                                      Fund Information
                                                   Small
                 International                    Company
                     Stock       U.S. Stock        Stock          Balanced
                     Fund          Fund             Fund             Fund

Contributions:
  Employees' -
voluntary        $   11,906       16,296           13,833           37,300
  Employer            6,373        8,695            8,756           20,481

Total
Contributions        18,279       24,991           22,589           57,781

Net income from
Master Trust
investments, net of
administrative
expenses             11,854       48,066           31,281          145,979

Interest income on
Participant
notes receivable       -             -                -                -
Total                30,133       73,057           53,870          203,760

Benefit payments     (7,290)      (6,860)          (6,287)        (39,825)
Transfers among funds 1,685       33,874           21,032            5,225
Transfer from XDS
Savings Plan            -            -                -                523

Net increase
(decrease)
in net assets
available
for plan benefits    24,528      100,071           68,615          169,683

Net assets available
for plan
benefits:
  Beginning of year 136,674      140,430          133,190          755,617

  End of year     $ 161,202      240,501          201,805          925,300

The accompanying notes are an integral part of the financial statements.


                               Xerox
               Income          Stock         Employee
                Fund            Fund         Loan Fund          Total

              22,981          15,571            -              117,887

               7,750           8,333            -               60,388

              30,731          23,904            -              178,275

              44,781         112,250            -              394,211

                -               -              5,240             5,240

              75,512         136,154           5,240           577,726

             (48,794)        (10,358)           -             (119,414)

             (79,929)         17,817             296               -

                -               -               -                  523

             (53,211)        143,613           5,536           458,835

             685,623         182,375          61,378         2,095,287

             632,412         325,988          66,914         2,554,122


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements


December 31, 1998 and 1997
and November 30, 1997

Description of Plan


The following description of the Xerox Corporation Profit Sharing and Savings Plan (Plan) provides only general information. Participants should refer to the summary plan description and the Plan document for a more complete description of the Plan's provisions.

(a)     General

The Plan is a defined contribution plan covering substantially all full and part-time U.S. employees of Xerox Corporation (sponsor) and participating subsidiaries, except those covered by a collective bargaining agreement unless that agreement calls for participation in the Plan. Employees are automatically eligible to participate in the 401(K) savings portion of the Plan upon date of hire.

(b)     Plan Amendments

In December 1997, the Company changed the Xerox Corporation Profit Sharing and Savings Plan (the Plan) year end from November 30 to December 31. As a result, the accompanying financial statements include a statement of net assets available for benefits at December 31, 1998 and December 31, 1997 as well as a statement of changes in net assets available for benefits for the year ended December 31, 1998, the one month period ended December 31, 1997 and the year ended November 30, 1997.


Effective January 1, 1998, the Plan Administrator amended the provisions of the Plan pertaining to the valuation date used to value assets of the Plan. This amendment requires the Plan Trustee to value the assets held in each separate fund as of the close of business each day. The Trustee shall appraise them at their market or estimated fair value each day and reflect increases or decreases in the value of each separate fund. Previously, assets of the Plan were valued once a month.

Effective January 1, 1998, each employee shall immediately become a participant in the 401(K) savings portion of the Plan for the purpose of determining eligibility.

Effective January 1, 1998, employees of Chrystal Software Inc., dpiX,
Inc., In Concert, Inc., In Xight Software, Inc., Liveworks, Inc., PD Reader, Inc. and XESystems, Inc. will no longer participate in the Plan's profit sharing program. These employees are eligible to continue participating in the savings portion of the Plan.


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(1)     Description of Plan, Continued

Effective January 1, 1998, the Company modified the profit sharing payout amounts beginning with the plan year ended December 31, 1998. In 1998, profit sharing payouts were 50% in cash and 50% in stock options (stock options are not a component of the Plan). In 1999, profit sharing payouts will be 50% in cash, 25% in deferred compensation and 25% in stock options. See Xerox profit sharing contribution disclosure in note 1(e) for further information.

(c)     Payments of Benefits

Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, or may purchase an annuity payable from a life insurance company. There were no benefits allocated from the Plan for participants at December 31, 1998 and 1997.

(d)     Employee Savings Contributions

Subject to limits imposed by the Internal Revenue Code, eligible employees may contribute up to 18% of pay (as defined in the Plan) through a combination of before-tax and after-tax payroll deductions. Employees are immediately vested in their savings contributions.

(e)     Xerox Profit Sharing Contribution

Eligible employees may receive a profit sharing contribution from the sponsor. In prior years, the contribution payout has ranged from zero to 10% of pay and was based upon the return on assets (ROA) of the Xerox Document Processing industry segment as defined in the Plan document. ROA is determined as of the sponsor's calendar year-end.

In 1999 and forward, the maximum profit sharing payout will be 15%. In any given year, the payout bears a one-to-one relationship to earnings per share
(EPS) growth up to 15%. However, if EPS growth is below 5%, there is no payment.

Prior to 1998, an employee may have received the contribution in cash or Xerox Corporation common stock, or may have elected to invest all or part of the contribution on a tax deferred basis, subject to limits imposed by the Internal Revenue Code, through the Plan's investment funds. Employees are immediately vested in optional profit sharing contributions.

Under the new profit sharing, a payout will have three components. They are as follows: (i) 50% of the payout will come in the form of cash which you can defer to the savings plan, (ii) another 25% of the payout is automatically deferred to the Xerox stock fund, and (iii) the last 25% of the payment is provided in the form of stock options which is not a component of this Plan.


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(1)     Description of Plan, Continued

During 1998, the sponsor's ROA was 17.5%, which resulted in a maximum profit sharing contribution for all eligible active employees at December 31, 1998 equal to 5% of pay or $128,734 and 5% in stock options which are not a component of this plan. Participants elected to invest approximately $41,863 into the Plan at December 31, 1998 (dollars in thousands).

For the calendar year ended December 31, 1997, the sponsor's ROA was 18.0% which resulted in an optional profit sharing contribution for the one month period ending December 31, 1997 for all eligible active employees at December 31, 1997 equal to 10% of pay or $245,981. Participants elected to invest $68,220 into the Plan which has been accrued as an employer contributions receivable in the Plan's financial statements for the one month period ended December 31, 1997 (dollars in thousands).

(f)     Investment Funds

As further described in note 3, the investment funds are part of the Xerox Trust Agreement to Fund Retirement Plans (Master Trust). Effective October 1, 1998, the sponsor added the following four new investment funds to the Plan: Balanced Fund - Fifty/Fifty, Balanced Fund - More Bond, Enhanced Bond Fund and Marketplace Window. Additionally, the Balanced Fund name was changed to Balanced Fund - More Stocks. Employees can direct their plan accounts to one or more of the following ten investment funds:

International Stock Fund - Invests primarily in stocks of companies outside the U.S.

U.S. Stock Fund - Invests primarily in stocks of medium to large U.S. companies.

Small Company Stock Fund - Invests primarily in stocks of smaller U.S.
companies.

Balanced Fund - Fifty/Fifty - Usually invests approximately 50% in stocks and 50% in bonds; some private placements and cash. The mix may shift with market outlook.

Balanced Fund - More Bonds - Usually invests 30% in stocks, most of the rest in bonds, some private placements and cash. The mix may shift with market outlook.


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(1)     Description of Plan, Continued

Balanced Fund - More Stocks - Usually invests approximately 70% in stocks, most of the rest in bonds, some private placements and cash. The mix may shift with market outlook.

Enhanced Bond Fund - Invests in intermediate duration; approximately 70% high quality bonds and 30% high-yield lower quality bonds.

Income Fund - Invests in short to intermediate duration, high quality bonds; contracts with insurance companies and banks.

Xerox Stock Fund - Invests in Xerox Corporation common stock and some cash for administrative purposes.

Marketplace Window- Offers access to no-load mutual funds outside of Xerox funds.

(g)     Employee Loan Fund

Participants are permitted to borrow from their profit sharing savings accounts subject to certain limitations. The loans are payable over terms up to 14.5 years and bear interest at the quarterly Citibank commercial prime rate in effect at the time of loan issuance plus 1%. Principal and interest payments on the loans are redeposited into the participants' accounts based on their current investment allocation elections. Loans are issued at market value. At December 31, 1998 and 1997, market value on loans approximates fair value.


(2)     Federal Income Taxes

The Plan obtained its latest determination letter from the Internal Revenue Service (IRS) on September 18, 1995, covering Plan amendments through January 31, 1995, indicating that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and Plan's internal tax counsel believe that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

As long as the Plan continues to be qualified under present Federal income tax laws and regulations, participants will not be taxed on company contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but may be subject to tax thereon at such time as they receive distributions under the Plan.


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)     Master Trust

As discussed in note 1, the Plan participates in the Master Trust. The following other Xerox employee benefit plans also participate in the Master Trust as of December 31, 1998:

The Profit Sharing Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C.;

Xerox Corporation Retirement Income Guarantee Plan; and

Retirement Income Guarantee Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C.

The Master Trust has nine investment pools - the International Stock Pool, U.S. Stock Pool, Small Company Stock Pool, Other Equity Pool, Income Fund, Other Fixed Pool, Bond Pool, Xerox Stock Fund, and Marketplace Window.

Participants direct their accounts into investment funds, as described in note 1, which participate in the aforementioned investment pools. Each of the plans has an ownership interest in one or more of these investment pools in accordance with that interest as determined by participant fund elections. In 1998, all accrued administrative expenses are recorded at the Master Trust level only, and as a result, are net against the investment in Master Trust at the Plan level. For the one month period ended December 31, 1997, the accrued administrative expenses and due from (to) other funds activity were recorded at both the Master Trust and Plan level.

The expense pool represents administrative expenses that are attributable only to the three Balanced Funds. It is not an investment pool. These expenses are allocated from the pool level to the Balanced Fund - Fifty/Fifty, Balanced Fund More Bonds, and Balanced Fund - More Stocks, based on the net asset fund balances at the end of each month.

In October 1998, there was a pool restructure. Assets of the All Other Pool were transferred to the Other Equity Pool and the Bond Pool. The pool restructure was done in conjunction with the addition of the new investment funds as discussed in note 1.


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)     Master Trust, Continued

The following financial information is presented for the Master Trust and each of the Master Trust investment pools:

Statement of Net Assets of the Master Trust as of December 31, 1998 is as follows (in thousands):

                                            Small
                International              Company
                    Stock      U.S. Stock    Stock      All Other   Income
   Assets            Pool         Pool        Pool        Pool       Fund

Cash (overdraft) $  16,520       (141)       1,088         -       (4,469)
Receivables:
  Dividends          1,371      2,687          501         -          -
  Interest             198        638          215         -         9,664
  Due from brokers   3,227      7,697        1,783         -        77,389
  Other                 30         11           (1)        -         (225)
Total receivables    4,826     11,033        2,498         -        86,828

Investments at fair
value:
 At quoted market
value:
  Short-term
     Investments    29,261    160,154       67,680        -        188,727
  Fixed income
     Investments     3,637       -            -           -        781,381
  Equity securities:
     Xerox common
       stock           -         -            -           -           -
     Other       1,033,271  2,842,337      613,346        -          5,973
 At estimated fair
value:
  Interest in real
     estate trusts     -         -            -           -           -

Investments at
contract value:
 Investment
contracts with
insurance companies
and banks             -         -             -          -          62,861

Total investments1,066,169  3,002,491       681,026      -       1,038,942

Total assets     1,087,515  3,013,383       684,612      -       1,121,301

Liabilities

Due to brokers     (3,983)     (6,052)       (2,607)     -       (183,652)
Other              (2,053)     (1,692)         (751)     -           (500)

Net assets  $   1,081,479   3,005,639       681,254      -         937,149


  Xerox        Other        Other
  Stock       Equity        Fixed   Marketplace    Bond    Expense
  Fund         Pool          Pool      Window      Pool      Pool    Total

   -            -             -          -        15,757      -     28,755

  1,962         22            -          -          -         -      6,543

   33         1,403         660          -        16,511      -     29,322

   -          6,359           -          -        17,986      -    114,441

   10           -             -          -         (143)      -      (318)

  2,005       7,784         660          -        34,354      -    149,988


  9,401     335,740     159,972          -        78,006      -  1,028,941

   -          3,221           -          -     1,519,208      -  2,307,447

632,445         -             -          -           -        -    632,445

   -        114,059          -         19,796    104,887      -  4,733,669

   -         31,562          -           -           -        -     31,562

   -        208,894          -           -           -        -    208,894

   -            -            -           -           -        -     62,861

641,846     693,476       159,972      19,796  1,702,101      -  9,005,819

643,851     701,260       160,632      19,796  1,752,212      -  9,184,562


   -         (6,359)         -            -     (115,955)     -  (318,608)

   (92)        (311)        (162)         -       (1,374)   (72)   (7,007)

643,759     694,590      160,470       19,796  1,634,883    (72) 8,858,947


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)      Master Trust, Continued

The allocation of Master Trust net assets by investment pool as of December 31, 1998 is as follows (in thousands):

                                           Small
                International             Company   Balanced     Balanced
                  Stock      U.S. Stock    Stock      Fund         Fund
                   Fund         Fund       Fund   Fifty/Fifty   More Bonds

International
   Stock Pool $  184,457         -          -         6,100        2,870

U.S. Stock Pool     -         426,768       -        17,536        8,252

Small Company
   Stock Pool       -            -       199,672      3,275        1,541

All Other Pool      -           -           -           -             -

Income Fund         -           -           -           -             -

Xerox Stock Fund    -           -           -           -             -

Other Equity Pool   -           -           -         4,936         2,010

Other Fixed Pool    -           -           -         2,700           513

Marketplace Window  -           -           -           -              -

Bond Pool           -           -           -        10,987         5,170

Expense Pool       -            -           -           -               -

Total      $    184,457      426,768     199,672      45,534       20,356


Balanced                                   Xerox
  Fund          Enhanced       Income       Stock    Marketplace
More Stocks    Bond Fund        Fund        Fund        Window     Total

  888,052          -             -           -            -      1,081,479

2,553,083          -             -           -            -      3,005,639

  476,766          -             -           -            -        681,254

    -              -             -           -            -           -

    -              -           937,149       -            -        937,149

    -              -             -        643,759         -        643,759

  687,644          -             -           -            -        694,590

  157,257          -             -           -            -        160,470

    -              -             -           -          19,796      19,796

1,599,517       19,209           -           -            -      1,634,883

      (72)         -             -           -            -           (72)

6,362,247       19,209        937,149     634,759       19,796   8,858,947


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)     Master Trust, Continued

Investment in the Master Trust for all participating plans as of December 31, 1998 is as follows (in thousands):

                                          Small     Balanced      Balanced
                 International           Company      Fund          Fund
                    Stock     U.S. Stock  Stock       Fifty/        More
                     Fund        Fund     Fund        Fifty        Bonds

Xerox Corporation
   Profit Sharing
   and Savings Plan $175,891   404,740   189,184     43,879        19,615

The Profit Sharing
   Plan of
   Xerox Corporation
   and The Xerographic
   Division,
   Union of Needletrades,
   Industrial and Textile
   Employees, A.F.L. -
   C.I.O. - C.L.C.     8,566     22,028    10,488     1,655            741

Xerox Corporation
   Retirement
   Income Guarantee
   Plan                 -         -           -         -              -

Retirement Income Guarantee
   Plan of Xerox
   Corporation and The
   Xerographic Division,
   Union of Needletrades,
   Industrial and Textile
   Employees, A.F.L.-
   C.I.O. - C.L.C      -          -           -         -              -

   Total           $ 184,457   426,768     199,672    45,534        20,356


Balanced                                   Xerox
  Fund          Enhanced       Income       Stock    Marketplace
More Stocks    Bond Fund        Fund        Fund        Window     Total

1,102,063       18,803        692,898     590,564      18,706    3,256,343

   76,223         406          79,433      53,195       1,090      253,825

4,686,540          -          143,631        -            -      4,830,171

  497,421          -           21,187        -            -        518,608

6,362,247        19,209       937,149      643,759      19,796   8,858,947


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)     Master Trust, Continued

Statement of Net Assets of the Master Trust as of December 31, 1997 is as follows (in thousands):

                                                Small
                 International                  Company
                     Stock        U.S. Stock      Stock       All Other
Assets               Pool            Pool         Pool          Pool

Cash (overdraft) $   (440)             267        (369)           (13)
Receivables:
  Dividends         1,189            2,006         204            109
  Interest            241              750         788         14,841
  Due from brokers 11,242            8,371      16,328         85,683
  Other               -                584          -             -

Total receivables  12,672           11,711      17,320        100,633

Investments at fair
value:
  At quoted market
  value:
     Short-term
       Investments 44,106          163,878     229,101        251,836
     Fixed income
       Investments  4,974             -           -         1,254,278
     Equity securities:
          Xerox common
            stock     -               -           -                -
          Other   974,400        2,325,093     729,193        358,595

 At estimated fair
value:
  Interest in real
    Estate trusts    -                -          -             75,286
  Other investments  -                -          -            139,546

Investments at
contract value:
  Investment
  contracts with
  insurance companies
  and banks           -                 -          -               -

Total
investments      1,023,480          2,488,971   958,294      2,079,541

Total assets     1,035,712          2,500,949   975,245      2,180,161

Liabilities

Due to brokers       2,047              2,553       155        138,661
Other                6,688                -       2,232          6,656

Net assets    $  1,026,977          2,498,396   972,858      2,034,844


                              Xerox
            Income            Stock
             Fund             Fund         Total

              (92)             -            (647)

              -              1,461          4,969

             8,193               5         24,818

            13,113             -          137,737

              -              7,033          7,617

            21,306           8,499        172,141

            74,440             432        763,793

           588,632             -        1,847,884

              -            337,074        337,074

             2,168             -        4,389,449

              -                -           75,286

              -                -          139,546

           278,817             -          278,817

           944,057         337,506      7,831,849

           965,271         346,005      8,003,343


            38,230             -          181,646

               140             -           15,716

           926,901         346,005      7,805,981


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)      Master Trust, Continued

The allocation of Master Trust net assets by investment pool as of December 31, 1997 is as follows(in thousands):

                                                   Small
                   International                  Company
                       Stock       U.S. Stock      Stock         Balanced
                       Fund           Fund          Fund           Fund

International Stock
     Pool        $   168,558          -              -            858,419

U.S. Stock
     Pool               -          259,252           -          2,239,144

Small Company
     Stock Pool         -             -           210,374         762,484

All Other Pool          -             -              -          2,034,844

Income Fund             -             -              -               -

Xerox Stock Fund        -             -              -               -

Total           $   168,558        259,252        210,374       5,894,891


                               Xerox
              Income           Stock
               Fund             Fund          Total

                -                -          1,026,977

                -                -          2,498,396

                -                -            972,858

                -                -          2,034,844

            926,901              -            926,901

                -             346,005         346,005

            926,901           346,005       7,805,981


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)      Master Trust, Continued

Net assets in the Master Trust for all participating plans as of December 31, 1997 are as follows(in thousands):

                                               Small
                 International                Company
                    Stock       U.S. Stock     Stock          Balanced
                    Fund          Fund         Fund             Fund

Xerox Corporation
Profit Sharing
and Savings
Plan*          $   159,252      246,464       198,802           936,262

The Profit Sharing
Plan of
  Xerox Corporation
and
  The Xerographic
Division,
  Union of
Needletrades,
  Industrial and
Textile
  Employees, A.F.L. -
  C.I.O. - C.L.C.    9,306       12,788        11,572            65,516

Xerox Corporation
Retirement
  Income Guarantee
    Plan              -            -               -          4,391,615

Retirement Income Guarantee
  Plan of Xerox
Corporation
  and The Xerographic
  Division, Union of
  Needletrades,
Industrial and
  Textile Employees,
A.F.L. -
  C.I.O. - C.L.C.     -            -                -            501,498

Total          $   168,558      259,252          210,374       5,894,891

The net asset balances at the master trust level do not include the optional profit sharing accrual at December 31, 1997, which is recorded at the Plan level only.


                               Xerox
              Income           Stock
               Fund             Fund           Total

             636,139          317,658        2,494,577

              81,207           28,347          208,736

             183,117             -           4,574,732

              26,438             -             527,936

             926,901          346,005        7,805,981


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)     Master Trust, Continued

Statement of Changes in Net Assets of the Master Trust as of December 31, 1998 is as follows (in thousands):

                                          Small
              International              Company
                 Stock     U.S. Stock     Stock       All Other     Income
                 Pool        Pool          Pool           Pool        Fund

Additions:
  Transfers in $   43,514   139,522       51,756         418,842   126,050
  Investment
  earnings:
    Interest        2,206     8,198        6,948          59,043    57,481
    Dividends      19,994    26,128        2,502          12,123       435
    Net appreciation
    (depreciation)140,075   663,920       (6,208)         25,060     5,737
    Margin variation
     on futures
     contracts      1,217     7,864          350          13,831     (287)
    Other            (775)    1,911          639          22,210     (104)

Total investment
    earnings      162,717   708,021        4,231         132,267    63,262

Total additions   206,231   847,543       55,987         551,109   189,312

Deductions:
  Administrative
  expenses         (8,531)   (7,852)      (4,300)         (7,872)  (2,341)
  Transfers out   (53,101)  (58,284)     (52,728)       (442,927)(176,723)

Total deductions  (61,632)  (66,136)     (57,028)       (450,799)(179,064)

Transfers between
  funds/pools     (90,097) (274,164)    (290,563)        313,106       -

Pool restructure     -         -            -         (2,448,260)      -

Net assets:
  Beginning
    of year     1,026,977 2,498,396      972,858       2,034,844   926,901

  End of year  $1,081,479 3,005,639      681,254          -        937,149


Xerox     Other       Other
Stock     Equity      Fixed     Marketplace     Bond     Expense
 Fund      Pool        Pool        Window       Pool       Pool      Total

102,002  125,652    118,979        18,839       18,136      -    1,163,292

    445    4,308      3,270           -         17,068      -      158,967

  7,453    3,749       -              569        1,195      -       74,148

221,414   60,417     14,876           735       16,842      -    1,142,868

    -      7,862      1,321           -         (7,125)     -       25,033

    -      3,156         (2)          -           (439)     -       26,596

229,312   79,492     19,465         1,304       27,541      -    1,427,612

331,314  205,144    138,444        20,143       45,677      -    2,590,904

   (668)   (301)      (346)           (1)       (1,443)   (391)   (34,046)

(32,892)(600,735)  (85,628)         (346)         (528)     -  (1,503,892)

(33,560)(601,036)  (85,974)         (347)       (1,971)   (391)(1,537,938)

    -    230,399   108,000            -          3,000     319       -

    -    860,083      -               -      1,588,177      -        -

346,005    -          -               -           -         -    7,805,981

643,759  694,590   160,470          19,796  1,634,883      (72)  8,858,947


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)     Master Trust, Continued

The allocation of net income (loss) from Master Trust investments, net of administrative expenses, by investment pool and fund for December 31, 1998 is as follows (in thousands):

                                          Small
                International             Company   Balanced     Balanced
                  Stock      U.S. Stock    Stock      Fund         Fund
                   Fund         Fund       Fund   Fifty/Fifty   More Bonds

International
   Stock Pool $   25,486         -          -           875          412

U.S. Stock Pool     -          86,279       -         1,167          397

Small Company
   Stock Pool       -            -        (9,729)        66           31

All Other Pool      -           -           -           -             -

Income Fund         -           -           -           -             -

Xerox Stock Fund    -           -           -           -             -

Other Equity Pool   -           -           -           538           253

Other Fixed Pool    -           -           -           130            61

Marketplace Window  -           -           -           -              -

Bond Pool           -           -           -           176            83

Expense Pool       -            -           -           -               -

Total      $     25,486       86,279     (9,729)      2,952        1,237


Balanced                                   Xerox
  Fund          Enhanced       Income       Stock    Marketplace
More Stocks    Bond Fund        Fund        Fund        Window     Total

  127,413          -             -           -            -        154,186

  612,326          -             -           -            -        700,169

    9,563          -             -           -            -           (69)

  124,395          -             -           -            -        124,395

    -              -            60,921       -            -         60,921

    -              -             -        228,644         -        228,644

   78,400          -             -           -            -         79,191

   18,928          -             -           -            -         19,119

    -              -             -           -           1,303       1,303

   25,595          244           -           -            -         26,098

     (391)         -             -           -            -          (391)

  996,229          244         60,921     228,644        1,303   1,393,566


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)     Master Trust, Continued

Net income (loss) from Master Trust Investments, net of administrative expenses, for all participating pans for the year ended December 31, 1998 is as follows (in thousands):

                                         Small      Balanced      Balanced
               International            Company       Fund -        Fund -
                  Stock      U.S. Stock  Stock       Fifty/         More
                   Fund         Fund     Fund        Fifty          Bonds

Xerox Corporation
  Profit Sharing and
  Savings Plan  $  24,155      82,037   (9,065)      2,841         1,201

The Profit Sharing
  Plan of
  Xerox Corporation
and
  The Xerographic
  Division,
  Union of Needletrades,
  Industrial and Textile
   Employees, A.F.L. -
   C.I.O. - C.L.C.  1,331       4,242     (664)        111            36

Xerox Corporation
  Retirement
  Income Guarantee
  Plan                 -          -         -           -              -

Retirement Income
  Guarantee Plan of
  Xerox Corporation
  and The Xerographic
  Division, Union of
  Needletrades,
  Industrial and
  Textile Employees,
   A.F.L. - C.I.O. -
   C.L.C.              -          -          -          -              -

Total          $    25,486      86,279     (9,729)    2,952         1,237


Balanced
  Fund-        Enhanced                   Xerox
  More           Bond       Income         Stock      Marketplace
 Stocks          Fund        Fund          Fund          Window      Total

161,361            229        43,553       209,986       1,239     517,537

 10,912             15         4,866        18,658          64      39,571

746,740           -           10,952          -             -      757,692

 77,216           -            1,550          -             -       78,766

996,229            244        60,921       228,644        1,303  1,393,566


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)     Master Trust, Continued

Statement of Changes in Net Assets of the Master Trust for the one month period ending December 31, 1997 is as follows (in thousands):

                                                     Small
                       International                Company
                          Stock       U.S. Stock       Stock     All Other
                           Pool          Pool           Pool         Pool

Additions:
  Transfers in       $       940          1,521        1,192        3,440
  Investment
  earnings:
    Interest                 203            751          794        6,127
    Dividends                883          2,116          306        2,541
    Net appreciation
    (depreciation)        21,900         43,019      (16,962)       5,499
    Margin variation
     on futures
     contracts               (96)          (815)       8,628        2,300
    Other                     54             20           32           15

Total investment
    earnings (loss)       22,944         45,091       (7,202)      16,482

Total additions
    (deductions)          23,884         46,612      (6,010)       19,922

Deductions:
  Administrative
  expenses                   311            194          393        6,383
  Transfers out              702            840          752       22,945

Total deductions           1,013          1,034        1,145       29,328

Transfers between
  funds/pools            (11,590)         2,440       (1,491)      (3,680)

Net assets:
  Beginning
    of period          1,015,696      2,450,378      981,504     2,047,930

  End of period  $     1,026,977      2,498,396      972,858     2,034,844


                           Xerox
             Income        Stock
              Fund         Fund           Total

              2,392       1,836          11,321

              5,154          48          13,077

                338       1,461           7,645

                637     (17,891)         36,202

                 51         -            10,068

                  1         -               122

              6,181     (16,382)         67,114

              8,573     (14,546)         78,435

                576          89           7,946

             10,394       2,162          37,795

             10,970       2,251          45,741

               (622)     14,943             -

            929,920     347,859       7,773,287

            926,901     346,005       7,805,981


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)     Master Trust, Continued

The allocation of net income (loss) from Master Trust investments, net of administrative expenses, by investment pool and fund for the one month period ended December 31, 1997 is as follows (in thousands):

                                                   Small
                   International                  Company
                       Stock       U.S. Stock      Stock         Balanced
                       Fund           Fund          Fund           Fund

International Stock
     Pool        $     3,837          -              -             18,796

U.S. Stock
     Pool               -            4,649           -             40,248

Small Company
     Stock Pool         -             -            (1,656)         (5,939)

All Other Pool          -             -              -             10,099

Income Fund             -             -              -               -

Xerox Stock Fund        -             -              -               -

Total           $     3,837          4,649         (1,656)         63,204


                               Xerox
              Income           Stock
               Fund             Fund          Total

                -                -             22,633

                -                -             44,897

                -                -             (7,595)

                -                -             10,099

              5,605              -              5,605

                -             (16,471)        (16,471)

              5,605           (16,471)         59,168


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)      Master Trust, Continued

Net income (loss) from Master Trust Investments, net of administrative expenses, for all participating plans for the one month period ended December 31, 1997 is as follows (in thousands):

                                                    Small
                        International              Company
                           Stock       U.S. Stock   Stock       Balanced
                            Fund          Fund       Fund         Fund
Xerox Corporation Profit
   Sharing and
   Savings Plan       $     3,493         4,313    (1,621)        10,592
The Profit Sharing Plan of
   Xerox Corporation and
   The Xerographic Division,
   Union of Needletrades,
   Industrial and Textile
   Employees, A.F.L. -
     C.I.O. -C.L.C.           344           336      (35)           696

Xerox Corporation Retirement
   Income Guarantee Plan                                         46,595

Retirement Income Guarantee
   Plan of Xerox Corporation
   and The Xerographic
   Division, Union of
   Needletrades, Industrial and
   Textile Employees, A.F.L
   C.I.O. - C.L.C.             -                                  5,321

   Total              $     3,837          4,649    (1,656)      63,204


                                       Xerox
                    Income             Stock
                     Fund               Fund          Total

                     4,094            (15,103)         5,768

                      422              (1,368)           395

                      952                 -           47,547

                     137                  -            5,458

                   5,605             (16,471)         59,168


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)     Master Trust, Continued

Statement of Changes in Net Assets of the Master Trust for the year ended November 30, 1997 is as follows (in thousands):

                                                     Small
                       International                 Company
                          Stock       U.S. Stock      Stock       All Other
                           Pool          Pool          Pool          Pool

Additions:
  Transfers in       $    22,306         29,657       27,059       79,565
  Investment
  earnings:
    Interest               1,758          5,278        7,298       94,879
    Dividends             18,590         30,314        4,364       32,315
    Net appreciation
    (depreciation)        63,334        513,193      165,121      135,330
    Margin variation
     on futures
     contracts            (1,756)           278       (7,436)      (7,294)
    Other                  1,126            610          490        9,218

Total investment
    earnings              83,052        549,673      169,837       264,448

Total additions
    (deductions)         105,358        579,330      196,896      344,013

Deductions:
  Administrative
  expenses                 7,367          4,589        5,154        14,439
  Transfers out            9,831          9,772        8,830       260,746

Total deductions          17,198         14,361       13,984       275,185

Transfers between
  funds/pools            (24,459)        32,896       23,767        21,795

Net assets:
  Beginning
    of year              951,995      1,852,513      774,825     1,957,307

  End of year    $     1,015,696      2,450,378      981,504     2,047,930


                           Xerox
             Income        Stock
              Fund         Fund           Total

             48,096      30,942         237,625

             62,253          59         172,525

                 35       5,197          90,815

                (88)    116,768         993,658

               (384)        -           (16,592)

              4,481          26          15,951

             67,297     122,050       1,256,357

            115,393     152,992       1,493,982

              2,207         263          34,019

            123,105      16,993         429,277

            125,312      17,256         463,296

            (71,942)     17,943             -

          1,011,781     194,180       6,742,601

            929,920     347,859       7,773,287


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)     Master Trust, Continued

The allocation of net income (loss) from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended November 30, 1997 is as follows (in thousands):

                                                   Small
                   International                  Company
                       Stock       U.S. Stock      Stock         Balanced
                       Fund           Fund          Fund           Fund

International Stock
     Pool        $    12,519          -              -             63,166

U.S. Stock
     Pool               -           50,619           -            494,465

Small Company
     Stock Pool         -             -            33,159         131,524

All Other Pool          -             -              -            250,009

Income Fund             -             -              -               -

Xerox Stock Fund        -             -              -               -

Total           $    12,519         50,619         33,159         939,164


                               Xerox
              Income           Stock
               Fund             Fund          Total

                -                -             75,685

                -                -            545,084

                -                -            164,683

                -                -            250,009

             65,090              -             65,090

                -             121,787         121,787

             65,090           121,787       1,222,338


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

(3) Master Trust, Continued

Net income (loss) from Master Trust Investments, net of administrative expenses, for all participating plans for the year ended November 30, 1997 is as follows (in thousands):

                                                    Small
                        International              Company
                           Stock       U.S. Stock   Stock       Balanced
                            Fund          Fund       Fund         Fund
Xerox Corporation Profit
   Sharing and
   Savings Plan*      $    11,837        48,110    31,337        146,126
The Profit Sharing Plan of
   Xerox Corporation and
   The Xerographic Division,
   Union of Needletrades,
   Industrial and Textile
   Employees, A.F.L. -
     C.I.O. -C.L.C.           682         2,509     1,822         9,948

Xerox Corporation Retirement
   Income Guarantee Plan      -             -         -         702,387

Retirement Income Guarantee
   Plan of Xerox Corporation
   and The Xerographic
   Division, Union of
   Needletrades, Industrial and
   Textile Employees, A.F.L
   C.I.O. - C.L.C.             -            -          -         80,703

   Total              $    12,519         50,619    33,159      939,164

*The above allocation of investment results, net of administrative expenses is at the Master Trust level. This allocation differs from the amount reported in the statement of changes in net assets available for plan benefits due to the impact of investment manager expenses accrued at the Plan level.

                                       Xerox
                    Income             Stock
                     Fund               Fund          Total

                    44,788            112,237        394,435

                    5,469               9,550         29,980

                    13,026                -          715,413

                     1,807                -           82,510

                    65,090           121,787       1,222,338


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

(3)     Master Trust, Continued
Master Trust investments are managed by selected investment managers under the direction of the Treasurer of Xerox Corporation. The Finance Committee of the Xerox Corporation Board of Directors is responsible for establishing investment guidelines, reviewing the investment decisions of the Treasurer and reviewing the investment results of the Master Trust. The Finance Committee of the Xerox Corporation Board of Directors consists, at present, of six members of the Xerox Corporation Board of Directors, none of whom are officers of Xerox Corporation.

Marketable securities are valued at the last reported sales price on the last business day of the year. Quotations are obtained from national securities exchanges or, in instances where securities are not listed on any of the exchanges, quotations are obtained from brokerage firms.

Non-readily marketable investments, which include private placements, are carried at fair value, based upon the cost of the investments, developments concerning the portfolio investments of the private placements, and other factors as the managing general partners of these investments may deem relevant. The valuations do not necessarily represent amounts which might ultimately be realized from the investments.

The value of the investment contracts with insurance companies and banks is at contract value, which approximates fair value. In connection with the investment contracts, all of which are fully benefit-responsive, the following information is presented (dollars in thousands):

    (i) The average investment yields for the year ended December 31, 1998 and one month period ended December 31, 1997 are 7.1% and 6.8%, respectively.

The crediting interest rates at December 31, 1998 and 1997 ranged from 4.4% to 9.3%.

The fair value, as determined by discounting estimated future cash flows for traditional GIC's and the market value of the underlying investments for synthetic GIC's, at December 31, 1998 and 1997 was approximately $63,780 and $274,344, respectively. Contract values were $62,861 and $278,817 at December 31, 1998 and 1997, respectively.


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)     Master Trust, Continued

The Master Trust invests in real estate group trusts. These trusts provide pension and profit sharing plans with a medium for pooling their funds for investment in income producing real estate. The investment trusts value real estate holdings at estimated market value based upon independent appraisals, consideration of significant changes in economic circumstances, and capital additions made to properties after the appraisal date. Such market value estimates necessarily involve subjective judgments. Accordingly, the actual market price of the real estate can only be determined by negotiation between independent third parties in a sales transaction.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Margin variation represents market fluctuations on futures investments.

Derivative financial instruments are used by the Master Trust's equity and balanced portfolio investment managers primarily to rebalance the fixed income/equity allocation of the Master Trust's portfolio and to hedge the currency risk component of the Master Trust's foreign investments. Certain of the Master Trust's fixed income investment managers are permitted to use certain specified types of derivative instruments as part of their respective strategies. These strategies include the use of futures and options as substitutes for certain types of fixed income securities. Leveraging of the Master Trust's assets and speculation are prohibited. Currency hedge positions are not permitted to exceed the level of exposure in the related Master Trust's assets.

The derivatives most commonly used by the investment managers are highly liquid exchange traded equity and fixed income futures and over-the-counter foreign exchange forward contracts. The use of derivative instruments is not believed to materially increase the credit or market risk of the Master Trust's investment.


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)     Master Trust,Continued

The net appreciation (depreciation) of investments for the year ending December 31, 1998 is as follows (in thousands):

                                            Small
              International                Company     All
                  Stock      U.S. Stock     Stock      Other     Income
                  Pool         Pool          Pool       Pool       Fund

Investments at
quoted market value:
Short-term and fixed
income
investments  $    310          -              -        10,107     5,737

Xerox common
Stock              -           -              -           -           -
Other equity
investments   139,765       663,920        (6,208)      2,884         -
Investments at
estimated
fair value:
Interest in real
estate trusts      -           -                      (20,107)        -
Other
investments        -           -              -        32,176         -

Total   $     140,075       663,920        (6,208)     25,060     5,737


  Xerox     Other     Other
  Stock    Equity     Fixed    Marketplace    Bond    Expense
  Fund      Pool      Pool       Window       Pool      Pool      Total

    -        -       14,876        -         8,444        -      39,474

 221,414     -          -          -           -          -     221,414

    -      57,463       -          735       8,398        -     866,957

    -      (4,026)      -          -           -          -    (24,133)

    -       6,980       -          -           -          -      39,156

 221,414   60,417    14,876        735      16,842        -   1,142,868


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Notes to Financial Statements, Continued
(3)  Master Trust, Continued


The net appreciation (depreciation) of investments for the one month period ending December 31, 1997 is as follows (in thousands):

                                        U.S.       Small
                    International       Stock      Company       All Other
                      Stock Pool         Pool     Stock Pool       Pool
Investment at
 quoted market
 value:
  Short-term
  and fixed
  income
  investments       $    (634)            -           -              1,122

 Xerox common
  stock                   -               -           -                -

 Other equity
  investments          22,534          43,019     (16,962)           3,062

Investments at
 estimated
 fair value:
  Interest in real
   estate trusts          -               -           -                433
  Other investments       -               -           -                882

Total               $  21,900          43,019     (16,962)           5,499


                Income          Xerox
                 Fund         Stock Fund          Total

                  637             -                 1,125

                  -          (17,891)             (17,891)

                  -               -                51,653

                  -               -                   433

                  -               -                   882

                  637        (17,891)              36,202


The net appreciation (depreciation) of investments for the year ended November 30, 1997 is as follows (in thousands):

                                         U.S.       Small
                    International       Stock      Company       All Other
                      Stock Pool         Pool     Stock Pool       Pool
Investment at
 quoted market
 value:
  Short-term
  and fixed
  income
  Investments      $     (1,168)          -             -          18,771
Xerox common
  stock                     -             -             -              -
 Other equity
  investments            64,502       513,193       165,121        99,221

Investments at
 estimated
 fair value:
  Interest in real
   estate trusts            -             -             -          (9,127)
 Other investments          -             -             -          26,465

Total              $     63,334       513,193       165,121       135,330


                Income          Xerox
                 Fund         Stock Fund          Total

                   (88)           -               17,515

                   -           116,768           116,768

                   -              -              842,037

                   -              -               (9,127)

                   -              -               26,465

                   (88)        116,768           993,658


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(3)     Master Trust, Continued

There are no investments in the Plan that represent 5% or more of Master Trust net assets.

Other investments consist primarily of private placement limited partnerships.


(4)     Unit Values

The interests of Plan participants in each of the funds is expressed in terms of units, representing undivided interests in the net assets of the fund. As of January 1, 1998, unit values are calculated daily by dividing the total value of net assets of each fund (reduced by employer contributions receivable not yet received by the Master Trust and other reconciling items) by units outstanding at the valuation date. Previously, unit values were calculated monthly.


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(4)     Unit Values, Continued

The total number of units and net asset value per unit outstanding for 1998 were as follows:

                     International Stock Fund          U.S.  Stock Fund
                          Units       Unit               Units      Unit
                      Outstanding     Value          Outstanding   Value

January 31          16,116,070     $10.382375       24,927,813   $10.099668
February 28         16,155,792      10.962610       26,232,810    10.877374
March 31            16,679,415      11.657176       28,059,104    11.420459
April 30            16,796,063      11.716992       28,844,680    11.548355
May 31              16,627,909      11.786185       29,220,733    11.334877
June 30             16,497,180      11.661331       29,309,443    11.805511
July 31             16,492,369      11.814280       30,280,521    11.677048
August 31           16,156,859      10.275574       30,190,909     9.990193
September 30        15,729,290       9.900287       29,838,172    10.570626
October 31          15,238,692      10.684862       29,893,895    11.456733
November 30         15,122,772      11.218222       30,776,092    12.135353
December 31         15,125,620      11.628680       31,209,881    12.968329


                Balanced Fund - Fifty/Fifty       Balanced Fund - More Bonds
                      Units       Unit               Units         Unit
                  Outstanding    Value            Outstanding      Value

January 31           -       $     -                  -        $      -
February             -             -                  -               -
March 31             -             -                  -               -
April 30             -             -                  -               -
May 31               -             -                  -               -
June 30              -             -                  -               -
July 31              -             -                  -               -
August 31            -             -                  -               -
September 30         -             -                  -               -
October 31      1,720,187      10.535520          1,178,284        10.327282
November 30     3,334,498      10.945811          1,497,155        10.669218
December 31     3,891,846      11.274600          1,802,953        10.879377


                    Enhanced Bond Fund              Income Fund
                  Units         Unit             Units        Unit
               Outstanding     Value          Outstanding     Value

January 31         -        $    -             64,121,883     $10.076927
February 28        -             -             62,649,277      10.105522
March 31           -             -             62,458,899      10.156731
April 30           -             -             62,377,011      10.206823
May 31             -             -             62,519,936      10.267817
June 30            -             -             62,826,117      10.316044
July 31            -             -             63,887,349      10.368480
August 31          -             -             68,828,185      10.468176
September 30       -             -             69,763,832      10.602034
October 31    1,037,793       9.905175         69,180,107      10.619355
November 30   1,454,692      10.125494         65,166,504      10.615745
December 31   1,855,511      10.133596         64,934,403      10.670738


        Small Company Stock Fund
           Units         Unit
       Outstanding       Value

       20,119,053     $9.884830
       20,151,199     10.740566
       20,938,929     11.292184
       20,962,619     11.426224
       20,894,638     10.750264
       20,720,446     10.808698
       20,694,033      9.932038
       20,075,266      7.840207
       19,659,985      8.180712
       19,481,591      8.618658
       19,713,158      9.071812
       19,526,268      9.688692

       Balanced Fund - More Stocks
           Units         Unit
        Outstanding      Value
       94,379,349    $10.145639
       94,852,747     10.636311
       97,344,074     11.026386
       97,230,413     11.119027
       96,228,721     11.030174
       95,700,232     11.213429
       97,957,111     11.121109
       96,465,703     10.007453
       94,833,385     10.286159
       93,857,000     10.815761
       94,089,441     11.298588
       93,704,235     11.761080

            Xerox Stock Fund
          Units          Unit
       Outstanding       Value
       32,104,726     $10.874319
       32,684,937      11.964169
       33,664,767      14.360530
       34,429,180      15.300170
       35,401,942      13.872963
       36,295,330      13.772022
       36,516,103      14.295476
       36,511,299      11.928028
       38,258,904      11.567694
       37,572,370      13.194813
       37,211,639      14.620633
       36,737,142      16.075393


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements,
Continued


(4) Unit Values, Continued

The total number of units and net asset value per unit outstanding from December 31, 1996 through December 31, 1997 were as follows:

                    International Stock Fund        U.S.  Stock Fund
                        Units       Unit            Units      Unit
                    Outstanding     Value         Outstanding   Value
1996
December 31         90,563,566  $  1.532938     84,859,388  $  1.633287
1997
January 31          91,150,844     1.534505     85,893,585     1.730341
February 28         94,025,972     1.553327     88,497,656     1.742577
March 31            99,136,218     1.567248     96,133,238     1.660099
April 30           100,422,099     1.579270     98,707,608     1.753541
May 31             101,629,939     1.649894     99,339,876     1.868288
June 30            102,618,758     1.720781    101,625,093     1.946789
July 31            103,491,932     1.772593    104,087,145     2.110584
August 31          104,231,978     1.663151    106,537,307     2.012423
September 30       104,171,429     1.782407    109,075,779     2.135018
October 31         102,885,514     1.639303    110,452,534     2.065826
November 30        102,005,002     1.633471    111,278,329     2.145322
December 31         95,447,037     1.668488    112,845,473     2.184082

                          Balanced Fund              Income Fund
                       Units         Unit        Units           Unit
                    Outstanding      Value     Outstanding      Value
1996
December 31         53,633,066  $ 14.093684    105,026,066  $  6.524472
1997
January 31          53,698,376    14.470430    105,186,425     6.558457
February 28         54,061,787    14.506426    103,755,361     6.586982
March 31            55,945,191    14.137580    102,939,902     6.603786
April 30            55,641,654    14.496758    101,687,690     6.648515
May 31              55,621,901    15.218038    101,452,051     6.687458
June 30             55,927,288    15.768765     99,702,645     6.730846
July 31             55,994,477    16.591127     98,453,840     6.791030
August 31           55,805,277    16.203908     96,060,680     6.809071
September 30        55,844,090    16.994571     94,493,225     6.857353
October 31          55,744,736    16.580802     93,522,930     6.905255
November 30         55,470,643    16.747769     92,199,704     6.927294
December 31         55,266,051    16.941002     91,236,509     6.972417

      Small Company Stock Fund
           Units         Unit
       Outstanding       Value

       79,486,842    $  1.712923

       80,473,310       1.744382
       83,858,153       1.692002
       91,041,937       1.613780
       93,217,757       1.609185
       92,842,933       1.787189
       92,963,998       1.875320
       93,028,246       2.001355
       93,690,113       2.028639
       94,826,934       2.176980
       97,598,620       2.054848
       99,308,863       2.030057
       98,744,501       2.013296

            Xerox Stock Fund
          Units          Unit
       Outstanding       Value

       27,049,137       7.308812

       27,006,027       8.145360
       26,402,443       8.694382
       27,057,319       7.956917
       27,160,307       8.603987
       27,192,122       9.481475
       27,506,326      11.082058
       27,643,047      11.577523
       28,488,208      10.631119
       28,923,301      11.894320
       29,041,937      11.202250
       29,195,255      10.964281
       30,389,848      10.452765


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued


(6)     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits and benefits paid to participants as reported in the financial statements to the Form 5500 at December 31, 1998 and 1997 and November 30, 1997:

                                                   December 31,
                                                       1998

       Net assets available for
       plan benefits as reported
       in the Plan financial
       statements                               $    3,378,236

       Benefit claims payable
       reported on line 31g of
       Form 5500                                       ---

       Net assets available for
       plan benefits as reported
       in the Plan Form 5500                    $    3,378,236

                                                  December 31,
                                                      1998

       Benefits paid to
       participants as reported
       in the Plan financial
       statements                               $      172,847

        Add:  Amounts allocated
       to withdrawing participants
       at December 31, 1998                            ---

        Less:  Amounts allocated
       to withdrawing participants
       at December 31, 1997                            ---

       Benefits paid to participants
       as reported in the Form 5500             $      172,847

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. There were no benefits allocated from the Plan for participants at December 31, 1998.


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

(6)     Reconciliation of Financial Statements to Form 5500,
 Continued

                                                     (In thousands)

                                            December 31,   November 30,
                                              1997              1997

  Net assets available for plan benefits as
   reported in the Plan financial statements $ 2,628,979    2,554,123

  Benefit claims payable reported on line 31g
   of Form 5500                                     -           (5,023)

  Net assets available for plan benefits as
   reported in the Plan Form 5500            $ 2,628,979      2,549,100

                                            December 31,   November 30,
                                              1997              1997

  Benefits paid to participants as reported in
   the Plan financial statements             $     6,848        119,413

  Add:  Amounts allocated to withdrawing
   participants at November 30                     -              5,023

  Less:  Amounts allocated to withdrawing
   participants at November 30, 1997 and
   1996, respectively                             (5,023)       (2,077)

  Benefits paid to participants as reported in
   the Form 5500                             $     1,825        122,359

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to November 30 but not yet paid as of that date.


(7)     Stock Split

In March 1999, the shareholders of the plan sponsor approved a two-for-one stock split of the Company's common stock. The stock split does not impact the value of participants' interest in the Xerox Stock Fund.

Schedule 1

XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Line 27a - Schedule of Assets Held for Investment Purposes

(In thousands)

December 31, 1998

                               Description of investment
                                      including
       Identity of issuer,       maturity date, rate of
           borrower,              interest, collateral,         Current
   lessor, or similar party    par or maturity value   Cost       value

   Investment in Master Trust          (1)         $2,605,574   $3,256,343
*Investment in Participant   Loans to Plan participants,
      Notes Receivable          maturity dates through
                              5/31/11, interest rates
                              from 8.0% to 11.5%        --          80,030
                                     per annum
*     Party-in-interest

(1)     See note 3




Independent Auditors' Report

The Plan Administrator and Participants
Xerox Corporation Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Xerox Corporation Profit Sharing and Savings Plan (Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1998, the one month period ended December 31, 1997 and the year ended November 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, the one month period ended December 31, 1997 and the year ended November 30, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1998 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in the assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

May 21, 1999


                              EXHIBIT INDEX
                                                    Electronic
                                                    Submission
                                                    Document
Exhibit                                                 2
  (b)(1)     Accountants' Consent